ORBIS

Warszawa , 2003-06-25

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


03024368

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 13/2003.
Best regards

Andrzej Szułdrzyński

Vice-President


SEC MAIL
RECEIVED
PROCESSING
JUL 07 2003
WASH. D.C.
155
SECTION

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71 Fax: (48 22) [illegible]

Current report no 13/2003

Acting in compliance with § 5.1.3 and § 5.1.8 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (published in the official journal of the Republic of Poland "*Dz. U.*" No 139, item 1569, as amended), the Management Board of Orbis S.A. hereby informs:

"On June 24, 2003, Orbis S.A. (hereinafter referred to as "Orbis") and Accor Polska Sp. z o.o. having its z corporate seat in Warsaw (hereinafter referred to as "Accor Polska") and Accor S.A. having its z corporate seat in Evry, France, entered into a Share Sale and Purchase Agreement (hereinafter referred to as the "Agreement") of shares in the company Hekon Hotele Ekonomiczne S.A. having its z corporate seat in Warsaw (hereinafter referred to as "Hekon").

According to § 2.1.30 of the Regulation issued by the Council of Ministers on October 16, 2001, concerning current and periodical information to be reported by securities' issuers (official journal "*Dz. U.*" No 139, item 1569, as amended), two companies, i.e. Accor Polska and Accor S.A. are affiliated with Orbis since Accor S.A. has over 20% of votes at the General Assembly of Orbis Shareholders, while Accor Polska is a subsidiary of Accor S.A.

By virtue of the Agreement, Orbis undertook to purchase, and Accor Polska undertook to sell 100% shares in the registered capital of Hekon. The acquisition of Hekon shares by Orbis is conditional upon obtaining, by Orbis, of the consent given by President of the Consumer and Competition Protection Office and a decision issued by the Minister of Internal Affairs and Administration (conditions precedent).

The price of Hekon shares defined in the Agreement amounts to PLN 404,168,107.92, which exceeds 10% of "Orbis" S.A. equity, therefore the said Agreement is deemed a "material agreement". The Agreement provides for a mechanism of partial settlement of the price in the amount of approx. PLN 110,000,000 with the use of cash in possession of Hekon and a price adjusting mechanism based on Hekon's financial results on the date of acquisition of shares by Orbis. The price will be paid in two installments, of which one being equal to 85% is payable on the date of acquisition of shares by Orbis and the second equal to 15% of the price will be payable not later than within 5 years from the date of acquisition of shares by Orbis. In respect to the first installment, the parties agreed that it will be converted into euro according to the mean rate of exchange published by the National Bank of Poland (NBP) on the date preceding the date of signing the Agreement, and the parties will split in half the financial effects resulting from the fluctuation of the euro/zloty exchange rate between the date of signing the Agreement and the transaction closing date. The second installment of the purchase price, after being converted into euro according to the mean rate of exchange published by the NBP on the date preceding the date of signing the Agreement, will bear interest rate until the date of payment according to the EURIBOR for 6-month deposits plus 1%. The accrued interest will be paid per annum on each anniversary of acquisition of the shares by Orbis.

Under the said Agreement, Accor Polska made the following covenants:

- not to take up any competitive activity within 8 years from the date of Orbis' acquisition of Hekon shares; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 7.5% of net revenues of each hotel which would conduct an activity in violation of the non-competition covenant;
- to enter into an agreement with Orbis, by virtue of which Orbis would take over the management of the Mercure Chopin hotel in Warsaw from January 1, 2004; in case of breach of this covenant, Accor Polska will be obligated to pay a contractual penalty to Orbis in the amount of 1.5% of the Hekon share purchase price;
- in case of opening by any of the companies belonging to the Accor Group, within 8 years from the date of acquisition of Hekon shares, of a hotel under any of Accor brands in Lithuania, Latvia,

Estonia or the Kaliningrad district, to enter into an agreement with Orbis so that Orbis would manage such a hotel;

- in case of opening by Orbis, within 8 years from the date of acquisition of Hekon shares, of a hotel in Lithuania, Latvia, Estonia or the Kaliningrad district, to enter into an agreement under which Orbis would be permitted to manage such a hotel under one of Accor brands;
- to engage in negotiations with a view to enter into an agreement for sale to Orbis of shares in the company which is currently in charge of construction of the "Ibis Muranowska" hotel in Warsaw, after completion of the said construction process.

In addition, Orbis made certain covenants to Accor Polska under the said Agreement. Violation of some of such covenants would result in a duty to pay contractual penalties by Orbis. The value of such contractual penalties may not exceed 5% of the Hekon share purchase price plus an equivalent in Polish Zloty of euro 640,000. In case of breach of any of the covenants by Orbis, Accor Polska shall be entitled to seek indemnity in excess of the contractual penalty, is the value of damages actually incurred by Accor Polska exceed the amount of the contractual penalty.

In the Agreement, Accor S.A. guaranteed the payment by Accor Polska of all and any amounts lawfully adjudicated as payable by Accor Polska to Orbis under this Agreement.

ORBIS

Warszawa , 2003-06-26

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 14/2003.
Best regards

Andrzej Szułdrzyński

Vice-President


SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH. D.C.
155
SECTION

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71 Fax: (48 22) 827 33 01

Current report no 14 /2003

The Management Board of "Orbis" S.A. hereby informs that Mr. David Netser has resigned from his function of a member and Vice-Chairman of the "Orbis" S.A. Supervisory Board. The resignation was filed by Mr. David Netser in a letter dated June 25, 2003.